FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, January 29, 2016.

Ger. Gen. N° 07/2016.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Ref.: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm No.  30 of the Superintendence, duly authorized on behalf of Enersis S.A. (the “Company” or “Enersis”) I hereby inform you of the following significant event:

Today, pursuant to the Company’s Extraordinary Shareholders’ Meeting (“ESM”) held on December 18, 2015, the Board of Directors of Enersis has been informed that the condition precedent the Spin-Off of the Company was subject to has been met and, consequently, it issued the public deed entitled “Public Deed of Compliance of the Condition of the Spin-Off of Enersis” which established that the condition precedent has been met on January 29, 2016.

Accordingly, and pursuant to what was approved at the ESM, the division of Enersis shall become effective on Monday, February 1, 2016, a date as of which the new company Enersis Chile S.A. ("Enersis Chile") shall begin to exist and the reduction of capital and other statutory reforms of the current Company shall be verified, and the continuing company will change its name to "Enersis Américas S.A."

It is hereby stated that, as agreed by the aforementioned ESM, the Board of Directors of Enersis Chile shall now request the registration of Enersis Chile and its respective shares in the Securities Registry of the Superintendence of Securities and Insurance and the Stock Exchanges where the shares of Enersis are currently traded. The physical distribution and delivery of shares issued by Enersis Chile shall be carried out on the date established by Enersis Chile’s Board of Directors, once the registration thereof is completed and its shares registered in the Securities Registry of the Superintendence of Securities and Insurance and Chilean Stock Markets and when legal and regulatory requirements are met.

Sincerely yours,

Daniel Fernández Koprich

Deputy General Manager

c.c.       Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago – Representantes de Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: February 1, 2016